Mail Stop 3561

September 28, 2007

Michael Zaroff, President
Madison Enterprise Group, Inc.
488 Madison Avenue, Suite 1100
NY, NY 10022

Re: **Madison Enterprise Group, Inc.**
              Amendment No. 3 to the
              Registration Statement on Form S-1
              File No. 333-142666
              Filed August 30, 2007

Dear Mr. Zaroff:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

****

General

1. Please disclose a fixed price at which the selling shareholders will offer and sale their securities for the duration of the offering.   As this offering is subject to Rule 419, trading in the securities is prohibited under Rule 15g-8. Accordingly, quotation of the securities on the OTCBB or any other market is prohibited. Please revise your disclosure throughout the filing.

Prospectus Cover Page

2. Please revise this page to not exceed one page and include only the information required by Item 501 of Regulation S-K, plus other key information about your offering. The lengthy paragraph discussing Rule 419 should be significantly reduced and include only key information about the offering. Please note that Rule 421(d) of Regulation C applies to this page.

3. Please expand the second sentence of the fifth paragraph to include that "promptly" the securities and purchase price for the securities being sold will be placed into escrow. See Rule 419(b)(2).

4. We noted the discrepancy in the language on page 5, paragraph one, item (2), that no money from the sale of the company stock will be placed in escrow. This appears to be inconsistent with the first sentence of the fifth paragraph on the same page (and the rest of the registration statement) that states the purchase price of securities being sold prior to a merger shall be placed into escrow. Please revise or advise.

Prospectus summary

5. Please revise the Rule 419 disclosure to comply with Rule 421(d).

6. The current disclosure in this section as well as other sections indicates that shares and funds are release from escrow once a purchaser reconfirms its investment. This disclosure does not appear to agree with Rule 419(e). Please revise.

7. If no sales occur in the offering or if no business combination is consummated, the registrant is required to file a post effective amendment to the registration statement to remove the securities from registration and terminate the offering. Please revise your disclosure as appropriate. Further, please clarify this section and later sections to indicate that, in such event, the shares held by the current shareholders would need to registered for resale as Rule 144 would not be available.

Risk Factors, page 13

8. In this section and in later sections you include disclosure which says Madison is not responsible for updating information contained in the prospectus. Please revise all of these statements to disclose that Madison is required to update the prospectus and registration statement as required by federal securities laws and will file periodic and current Exchange Act reports as required by federal law.

There may be conflicts of interest between our management and our non-management stockholders, page 14

9. We note that the officers and directors are currently involved with other blank check companies which may result in conflicts of interest in the pursuit of business combinations. Please briefly explain how the Company intends to resolve any potential current conflicts of interest situations in this risk factor. Please provide more detailed disclosure later in your filing. Notice is taken of the avoidance policy adopted by the Company in the second paragraph which precludes business combinations with officers, directors and family members.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate, page 16

10. The prospectus states on page 35 that substantial management time, attention and cost is required to facilitate and execute the plans of an acquisition by the Company, while the captioned risk factor states that management anticipates devoting no more than a few hours per week to the business affairs of the Company. Please clarify the risk to investors in this risk factor.

Use of Proceeds, page 24

11. In the second sentence from the end of the second paragraph, please add here and throughout other appropriate places in the registration statement that in addition to the return of escrow funds, the Company will return any interest dividends as well if, after 18 months, no business combination transaction has occurred.

Market For Common Equity, page 26

12. Please disclose the statutory prohibition on trading and the requirement that resales of Madison's shares must be registered under the Securities Act.

Management's Discussion and Analysis or Plan of Operation, page 27

13. The sentence located in the second paragraph, second sentence on page 30 appear to be incomplete in the last clause. Please revise or advise.

Liquidity and Capital Resources, page 32

14. We note in the first sentence that while no present commitments exist, the Company is dependent upon future loans or equity investments from present stockholders or management in the absence of a merger combination or acquisition of an operating company. Please expand this disclosure to include the known or anticipated terms of such loans or equity investments, including any funding limits.

Form of Acquisition, page 35

15. We note in the fourth paragraph that stockholder vote is required to approve an acquisition. Also, since management indirectly controls a majority of the shares, no consent of any stockholders other than Mintz & Fraade Enterprise, LLC and Sierra Grey Capital, LLC shall be required. Please revise the registration statement to state in prominent places the ownership percentage of each group and to describe the controlling interest of management. Please add a risk factor addressing management's ability to approve a business combination without the consent of other shareholders.

Work Experience, page 37

    16. Where mentioned, give the current filing status in the prospectus of "similar blank
check companies."

Securities Ownership of Certain Beneficial Owners and Management, page 42

    17. Please disclose the individuals who are the beneficial owners of the shares held of
record by the two listed entities. These individuals would include any persons
with sole or shared voting or dispositive control over the securities.

Selling Shareholders, page 43

    18. Please explain the sentence, "[w]e will file a supplement to this prospectus to
name successors to any named selling shareholders . . . ." In this regard, resales
are required to be registered and we don't understand the reference to successors,
who presumably are not purchasers in the offering.

Shares Eligible for Future Sale, page 47
Plan of Distribution, page 48

    19. Please revise these sections to comply with our comments above.

Exhibits

    20. Please file as an exhibit to the registration statement the executed escrow
agreement which complies with Rule 419's requirements.

Signature Page

    21. Please furnish signatures for the Company's principal financial officer, its
controller or principal accounting officer.

General

    22. Please provide a currently dated consent in any amendment and ensure the
financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

<u>Unaudited Financial Statements for the Six Months Ended June 30, 2007</u>

<u>Notes to Financial Statements</u>

<u>Note 2 - Summary of Significant Accounting Policies</u>

<u>Interim Financial Reporting, F-8</u>

23. Unaudited financial statements that are included in documents filed with the Commission must include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be provided. Please refer to Article 10-01(b)(8) of Regulation S-X for guidance and revise.

<u>Audited Financial Statements for the period August 17, 2006 (date of inception) through December 31, 2006</u>

<u>Report of Independent Registered Public Accounting Firm, F-11</u>

24. It appears from review of the risk factor on page 14 that your independent public accounting firm questions your ability to operate as a going concern. The current audit opinion and notes to the financial statements do not appear to be consistent with this disclosure. Please revise the current audit opinion and Note 3 to the financial statements to include the appropriate going concern language and management's intentions in regard to this matter in accordance with SAS No. 59.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker at (202) 551-3234 or me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Frederick M. Mintz, Esquire